EXHIBIT 99.1
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                                                                DECEMBER 8, 2000


          CREATION OF VIVENDI UNIVERSAL, A GLOBAL COMMUNICATIONS GIANT

The creation of Vivendi Universal was massively approved by the shareholders of Vivendi, Seagram and Canal+.

A very large majority of Vivendi and Seagram shareholders voted in favor of the merger (96.6% and 90.4% respectively), on Tuesday December 5, 2000.

The shareholders of Canal+ today approved the merger by 98.6%.

Today's Shareholders' Meeting heralded the creation of Vivendi Universal, a global communications giant with businesses in music, the Internet, pay TV, telecommunications, multimedia, publishing and film.

Vivendi Universal will be listed from Monday December 11, 2000 in Paris and New York, and in Toronto under the form of exchangeable shares.


IMPORTANT DISCLAIMER
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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.
These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information.
Investors and security holders may obtain a free copy of the Vivendi Universal joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.